

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 14, 2007

Via U.S. Mail and Fax
Mr. Paul R. Arena
Chief Executive Officer
i2 Telecom International, Inc.
5070 Old Ellis Pointe
Suite 110
Roswell, GA 30076

> RE: **i2 Telecom International, Inc.**
> **Forms 10-KSB and 10-KSB/A for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007 and August 23, 2007, respectively, and**
> **Forms 10-QSB/A for the quarters ended June 30, 2007 and September 30, 2007**
> **Filed August 23, 2007 and November 14, 2007**
> **File No. 0-27704**

Dear Mr. Arena:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ending December 31, 2006

Note 3. Intangible Assets, page 49

1. Please provide a description of the technology on which patents are pending, including whether it was acquired or developed internally. Tell us whether or not this technology is being used in your current operations. We note that you restated your 2005 financial statements when you determined costs related to patent pending technology were being amortized in error due to the indeterminable lives of the patents not yet issued. Addressing paragraph 11 and Appendix A of SFAS 142, and any other appropriate accounting literature, explain to us in detail how you determined that the economic useful life of the technology could not be determined, and therefore indefinite, in light of the pending patents.

2. Tell us when you test the patent pending technology for impairment. Provide us with a detailed description of your impairment test and explain how you measured the fair value of the patent pending technology.

Form 10-QSB for the quarterly period ended September 30, 2007

3. We note in Note 2 that your $3.5 million in notes payable mature at various dates through February 2008. Provide specific detailed disclosure in MD&A, and elsewhere as applicable, as to how you intend to meet your obligations to the note holders or clearly state that you currently do not have any viable plans.

* * * *

Please respond to these comments within 15 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

                                                    Sincerely,

                                                    Larry Spirgel
                                                    Assistant Director